UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Announces New Solutions for Quality Print Production at IPEX 2002

IPEX 2002 Birmingham, UK (April 9, 2002) - Creo Inc. (NASDAQ: CREO; TSE: CRE) has introduced an array of significant new prepress solutions at IPEX 2002, the industry's largest trade show of the year, in Birmingham, UK from April 9-17. "These products are a great example of our attention to providing complete solutions for our customers," said Amos Michelson, chief executive officer, Creo. "This show is an important example of how we are systematically implementing our vision of Networked Graphic Production. We have installed a fully functional production environment spanning several partner booths at IPEX. Right on the show floor you can see the efficiency and productivity delivered as we link the complete production cycle from idea to delivery."

New Professional Color Scanners

The new iQsmart™ professional color scanners offer the highest possible scanning quality and excellent productivity, at an affordable price. The iQsmart scans up to 96 35mm slides at one time and generates up to 40 scans per hour. Any size original can be scanned at a true optical resolution of up to 5500 dpi from edge to edge. The oXYgen scanning application ensures the scanners are easy to use and produce the maximum in imaging flexibility. These scanners are the latest addition to the largest installed base of professional quality CCD flatbed scanners.

New Digital Contract Proofing System

The Veris™ proofer is a tabletop proofing system that uses a new patented Creo technology-Multi-Drop Array inkjet-to produce consistently high quality proofs with a controlled stream of precisely formed and placed dots. Veris proofers have an unmatched ability to create repeatable, high quality reproduction. This digital contone proofer produces up to 40 contract proofs with unattended operation. The Veris proofer builds on the tradition of precise imaging and quality color reproduction. It will be available later this year.

New Synapse Software Family

The powerful tools of the Synapse™ software family serve as the "smart connections" within a Networked Graphic Production environment. The newest tool, Synapse™ Link software, exchanges production data and job status information between prepress workflow systems and management information systems (MIS). This gives printers a clear view of business operations with access to the information they need to make quick, accurate decisions on estimating, scheduling, billing, and inventory management. Printers can easily identify and eliminate inefficient processes or unprofitable practices and be more responsive to their customers' demands. The first version of Synapse Link software will be tested with printers this summer using an interface to the Hagen OA™ management information system from Printcafe Software, Inc.

The two other members of the Synapse software family are now available in multiple languages. Synapse™ Prepare software allows creative designers to create production-ready PDF files that meet the printer's specific requirements. Print buyers use the Synapse™ InSite Internet portal for remote job submission, job-status tracking, on-line collaboration, and remote proofing and approval of print jobs.

Spire Drives New Xerox DocuColor iGen3

Creo is demonstrating the Spire™ color server at IPEX, the only third-party server driving the new Xerox DocuColor iGen3 Digital Production Press. Spire color servers for print-on-demand applications have the power to drive the iGen3 100-page-per-minute engine at the full-rated speed. The Spire servers are implementing Networked Graphic Production at IPEX by connecting to the Synapse InSite Internet portal.

Creo is also announcing these new developments:

- New versions of the Lotem™ 800 Quantum platesetter featuring SQUAREspot™ thermal imaging and the most advanced automation on the market.

- Four-page printers can now benefit from advanced automation, SQUAREspot™ thermal imaging and high throughput with the new Lotem™ 400 Quantum platesetter. This model features multiple plate-loading options and automated features.

- Patented multibeam technology on the new Dolev® 800V4 imagesetter increases throughput by 125 percent over the previous model. New, fast Turbo Screening boards and a faster load and unload system also contribute to higher throughput.

- The ThermoFlex™ 5280V computer-to-plate device now images 38 percent faster than the previous model. With the existing efficient load and unload sequence, the ThermoFlex exceeds all its competition in productivity. Creo is also introducing the ThermoFlex™ 4048 device, a new sized device for imaging flexo plates.

- New versions of the Prinergy Powerpack™ workflow software address the needs of flexographic printers, converters and trade shops. A new entry-level configuration of Prinergy Powerpack workflow is being introduced for narrow web flexo printers and offset printers with small format computer-to-plate devices.

- The latest versions of the Profile Wizard™ color management and Leaf™ oXYgen color scanning software enable creative and prepress professionals to maintain optimum color accuracy in all their work.

Networked Graphic Production is a collaborative production environment that extends from the creative desktop to the delivery of the finished product. Companies of any size select the Creo solutions or modules they need to streamline their business, connect all stakeholders in the production cycle, and deliver the highest-quality product faster than before. Networked Graphic Production uses open file standards and leverages existing technologies to ensure compatibility with existing equipment and solutions from other vendors. Creo is demonstrating the Networked Graphic Production initiative at IPEX until April 17 at the Creo booth (#650, Hall 4).

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades on NASDAQ (CREO) and the TSE (CRE). www.creo.com.

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Holly Hokrein	Rochelle van Halm	Tracy Rawa
Marketing Communications (Americas)	Media Relations (Headquarters)	Investor Relations
T. +1.781.280.7331	T. +604.451.2700	T. +604.451.2700
F. +1.781.275.3430	F. +604.437.9891	F. +604.437.9891
holly.hokrein@creo.com	rochelle.van.halm@creo.com	IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: April 9, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary